FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

8 October 2025

(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

CHANGE OF GROUP COMPANY SECRETARY

HSBC Holdings plc (the 'Company') has today announced the appointment of Angela McEntee as Group Company Secretary with effect from 1 January 2026.  Aileen Taylor remains in her role as Group Chief People and Governance Officer, with Angela assuming the Group Company Secretary role.

Angela, a qualified solicitor, joined the Company in 2020 and has significant legal, regulatory, risk and corporate governance experience having held senior roles in the Governance functions at both the Company and previously at NatWest Group plc.

For and on behalf of
HSBC Holdings plc
Brendan Nelson
Group Chairman

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, and Swee Lian Teo†

*  Independent non-executive Chair
†  Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 08 October 2025